http://www.secinfo.com/$/SEC/Filing.asp?D=Rx61.2tw

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                   Astris Energi Inc. · 6-K · For 12/9/3, On 12/9/3

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

Commission File Number:  0-30628

                                  ASTRIS ENERGI INC.

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                 (Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada

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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports

under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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Source:  SEC Info · www.secinfo.com · Fran Finnegan & Company · 1/1

                   Astris Energi Inc. · 6-K · For 12/9/3, On 12/9/3

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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The following are included in this report on Form 6-K:

                                                                   Sequential

Exhibit                         Description                        Page Number

-------                         -----------                        -----------

  1.                 Press release, dated December 9, 2003             3

                                       2

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Source:  SEC Info · www.secinfo.com · Fran Finnegan & Company · 1/1

                   Astris Energi Inc. · 6-K · For 12/9/3, On 12/9/3

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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                                                                       EXHIBIT 1

CONTACTS

Anthony Durkacz

905-608-2000

905-608-8222

Anthony@astrisfuelcell.com

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                                                           FOR IMMEDIATE RELEASE

ASTRIS TERMINATES AGREEMENT WITH CARE AUTOMOTIVE

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MISSISSAUGA, ONTARIO, CANADA, Dec. 9, 2003 – Astris Energi Inc. (OTC Bulletin Board – ASRNF), the world’s leading alkaline fuel cell technology company, announced today that it had served notice to Care Automotive Inc. (“Care”) and Astris Transportation Systems Inc. (“ATSI”) of Montreal, Quebec that, in its opinion, the agreements between the two companies made in February 2003 are validly and effectively terminated.  Care and ATSI did not cure default of their financial obligations to Astris.

“It is unfortunate that Care was unable to meet its funding commitment for the proposed joint venture to manufacture and market Astris fuel cell systems for vehicular use. However, we remain very pleased with the progress of our technology and are actively exploring new partnership opportunities for a range of applications, not strictly vehicular,” said Jiri Nor, President and CEO.

Astris announced in mid-October that Care had not secured the funds required to fulfill its obligations to Astris and that Astris planned to proceed to arbitration and awaited the arbitrator’s decision on its right of termination under the circumstances.  Astris has been legally advised that the notices of termination which it filed in mid-September 2003, ipso facto, terminated the Care agreement.

Corporate Profile

Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally.  Over the past 20 years, Astris has spent more than $16 million to develop an alkaline fuel cell that is relatively low cost, starts up rapidly, has a long operating life, can operate in sub-zero temperatures and overall is highly competitive with other fuel cells. The company plans to begin pilot production at its Czech Republic subsidiary in 2004, pending successful funding arrangements. Independent research sources project that the demand for fuel cells will increase steeply to nearly Cdn$46 billion annually worldwide by 2011, and $20 billion in North America, from an estimated $968 million and $317 million, respectively, in 2003.

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Source:  SEC Info · www.secinfo.com · Fran Finnegan & Company · 1/1

                   Astris Energi Inc. · 6-K · For 12/9/3, On 12/9/3

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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Any statements in this release that are not statements of fact may be considered “forward-looking statements” as that term is defined under security laws in the United States and Canada.  Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:

Anthony Durkacz

Vice President of Finance

Astris Energi Inc.

Phone:  905-608-2000

Fax:

  905-608-8222

E-mail: Anthony@astrisfuelcell.com

NOTE:  Parties interested in receiving Astris news releases or corporate documents may e-mail such a request to Anthony@astrisfuelcell.com.  They can also review the Company’s website at www.astris.ca or its public documents at www.sedar.com or www.sec.gov.

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Source:  SEC Info · www.secinfo.com · Fran Finnegan & Company · 1/1

                   Astris Energi Inc. · 6-K · For 12/9/3, On 12/9/3

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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                                  SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934,

the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ASTRIS ENERGI INC.

Date: December 9, 2003                        By:   /s/ Anthony Durkacz

                                                   -----------------------------

                                              Name:  Anthony Durkacz

                                              Title: Chief Financial Officer

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Source:  SEC Info · www.secinfo.com · Fran Finnegan & Company · 12/9/3

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Source:  SEC Info · www.secinfo.com · Fran Finnegan & Company · 1/1